September 4, 2018

Thomas Tekiele
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, Michigan 48326

       Re: Unique Fabricating, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated August 14, 2018
           File No. 001-37480

Dear Mr. Tekiele:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure